FOR IMMEDIATE RELEASE

AutoChina International Reports 2014 First Quarter Financial Results,

Commercial Vehicle Revenues Increase 148%

Company Reports 44.5% Increase in New Leases during 2014 Second Quarter

Shijiazhuang, Hebei Province, China – July 24, 2014 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), a leading provider of innovative financing solutions for China’s transportation industry, today reported financial results for the first quarter ended March 31, 2014, and provided a business update for the second quarter ended June 30, 2014.

Q1 2014 Operational Highlights

•	2,802 commercial vehicles leased in first quarter of 2014, a 124.0% increase from 1,251 in prior-year period
•	During the 2014 first quarter, the Company established four additional commercial vehicle financing and service centers and closed one of its centers.
•	Company has finalized its agreement with the Securities and Exchange Commission (“SEC”) to settle the lawsuit filed in April 2012 against AutoChina and 11 investors and has paid the settlement moneys to the SEC

Q1 2014 Financial Highlights (comparisons are year over year)

•	Total revenues of $158.4 million, up 122.0% from $71.4 million, largely due to the increase in new commercial vehicle leases initiated during Q1 2014
•	Gross profit of $19.7 million, up 37.7% from $14.3 million
•	Net loss of $2.6 million, or $0.11 per diluted share, compared to net income of $0.4 million, or $0.02 per diluted share, primarily due to $4.35 million in one-time litigation expenses incurred to settle the SEC lawsuit
•	Adjusted EBITDA of $8.7 million, a 104.9% increase from $4.2 million

Operational and Market Review

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We were pleased with AutoChina’s strong start to 2014 as we grew the number of new commercial vehicles leased by 124.0% year over year to 2,802 in the first quarter, which tends to be a seasonally weaker period for us due to the Chinese New Year holiday. We believe market conditions in China’s heavy truck sector have stabilized, and we continue working to better position the Company to capitalize on the industry’s positive momentum with new service offerings for the transportation and logistics industries.”

Mr. Li continued, “We recently settled the lawsuit the SEC filed against the Company and 11 investors in 2012. Primarily as a result of the $4.35 million in litigation expenses incurred to settle the lawsuit, the Company reported a net loss of $2.6 million during the quarter ended March 31, 2014. Without this one-time litigation expense, AutoChina would have reported net income growth for the period, a reflection, we believe, of the value of our service offerings and the improved market conditions. We are gratified to be able to move forward and focus all of our energies on growing the business and serving our customers. With the passing of AutoChina’s 5th anniversary as a public company in the United States, we remain committed to being a responsive, stable and innovative leader in commercial vehicle financing and sales in China, and continue to grow our business profitably by being proactive in a changing global economic environment.”

Heavy Truck Sales

The Company leased 2,802 commercial vehicles in the first quarter of 2014, an increase of 124.0% from 1,251 in the first quarter of 2013. At March 31, 2014, the Company had 15,924 leased vehicles under its sales-type leasing program.

During the quarter, the Company repossessed 67 vehicles whose lessees had defaulted on installment payments, sold 113 repossessed vehicles (repossessed in the quarter or in prior periods), and recorded seven vehicles as losses during the three months ended March 31, 2014. In comparison, there were 250 vehicles repossessed, 129 vehicles sold and 17 loss vehicles recorded in the quarter ended March 31, 2013.

AutoChina International Ltd.	Page 2
July 24, 2014

Expansion of Specialty Finance Store Network

During the 2014 first quarter, the Company established four additional commercial vehicle financing and service centers, one in Hunan province, one in Jiangxi province, and two in Guangdong province. The Company also closed one of its centers in Guangdong province. As of March 31, 2014, AutoChina operated 549 financing and service centers in 26 provinces. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Financial Review

2014 First Quarter

Revenues

•	Total revenues for the first quarter ended March 31, 2014, were $158.4 million, a 122.0% increase from $71.4 million in the prior-year period.

(in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013

	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$141,531	89.3%	$57,107	80.0%	147.8%
Finance	12,068	7.6%	10,501	14.7%	14.9%
Insurance	4,390	2.8%	3,747	5.3%	17.2%
Rent and property management	452	0.3%	—	0.0%	100.0%
Total revenues	$158,441	100.0%	$71,355	100.0%	122.0%

•	Commercial vehicle revenue increased 147.8% to $141.5 million from $57.1 million in the prior-year period, primarily as a result of the increase in new leases initiated during the 2014 first quarter. The increase in commercial vehicle revenues was also a result of an increase in average price per vehicle, from $45,600 per vehicle in the 2013 first quarter to $50,500 per vehicle in the 2014 first quarter.
•	Finance revenue increased 14.9% to $12.1 million, or 7.6% of total revenues, during the first quarter of 2014, from $10.5 million in the prior-year period, as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect.
•	Insurance revenue increased 17.2% to $4.4 million during the period from $3.7 million in the prior-year period.
•	Rent and property management revenue from the Company’s office-leasing business totaled $452,000. This business did not exist in the prior-year period.

Gross Profit/Margin

•	Cost of sales during the period totaled $138.7 million, compared to $57.0 million in the prior-year period, as a result of the increased number of leases initiated.
•	Gross profit increased 37.7% to $19.7 million in the three months ended March 31, 2014, from $14.3 million in the prior-year period.
•	Gross margin decreased to 12.5% for the three months ended March 31, 2014, from 20.1% in the prior-year period, primarily due to the significantly higher number of new leases established during the period, which increased the revenue contributions from the lower-margin initial establishment of new leases relative to the higher-margin monthly amortized finance income.
•	As these new leases generate finance income over the next two years, they will have a positive impact on margins.

Net Income/Loss

•	As a result of a one-time $4.35 million litigation expense incurred to settle the SEC lawsuit, the Company reported a net loss of $2.6 million, or $0.11 per diluted share based on 23.5 million diluted weighted average shares outstanding, in the three months ended March 31, 2014, compared to net income of $0.4 million, or $0.02 per share based on 23.9 million diluted weighted average shares outstanding, in the three months ended March 31, 2013.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, increased 104.9% to $8.7 million for the quarter ended March 31, 2014, compared to $4.2 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

AutoChina International Ltd.	Page 3
July 24, 2014

Balance Sheet Highlights

At March 31, 2014, AutoChina’s cash and cash equivalents (not including restricted cash) were $38.3 million, working capital was $51.8 million, total debt was $324.4 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $248.1 million, compared to $31.4 million, $47.9 million, $295.0 million, and $252.8 million, respectively, at December 31, 2013.

Second Quarter 2014 Business Update

The Company also announced today that it recorded 4,617 new leases of commercial vehicles (primarily class 8 heavy trucks) as part of its sales-type leasing program in the second quarter of 2014, an increase of 44.5% from 3,195 vehicles leased in the second quarter of 2013. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 56,000 trucks.

During the 2014 second quarter, the Company established five additional commercial vehicle financing and service centers, one in Jiangxi province, one in Guangdong province, two in Guizhou province, and one in Gansu province. As of June 30, 2014, AutoChina operated 554 financing and service centers in 26 provinces.

About AutoChina International Limited

AutoChina International Limited focuses on providing innovative financing solutions for China’s transportation industry. Founded in 2005, we are China’s largest commercial vehicle sales, servicing, leasing, and support network. As of June 30, 2014, the Company owned and operated 554 commercial vehicle financing centers in 26 provinces across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Y. Sohn
(858) 997-0680 / jcwang@kywmall.com	Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 4
July 24, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(in thousands except share and per share data)

	Three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)
Revenues
Commercial vehicles	$141,531	$57,107
Finance	12,068	10,501
Insurance	4,390	3,747
Property lease and management	452	—
Total revenues	158,441	71,355

Cost of sales
Commercial vehicles	1,285	1,491
Commercial vehicles, related parties	136,143	54,717
Insurance	638	807
Property lease and management	632	—
Total cost of sales	138,698	57,015

Gross profit	19,743	14,340

Operating (income) expenses
Selling and marketing	2,445	2,203
General and administrative	12,014	11,776
Litigation expense	4,350	—
Interest expense	2,694	1,660
Interest expense, related parties	1,835	181
Other income, net	(1,989)	(2,413)
Total operating expenses	21,349	13,407

Income (loss) from operations	(1,606)	933

Other income
Interest income	33	92
Other income	33	92

Income (loss) before income taxes	(1,573)	1,025

Income tax provision	(1,026)	(612)

Net (loss)/income	(2,599)	413

Foreign currency translation adjustment	(2,553)	828

Comprehensive (loss)/income	$(5,152)	$1,241

Earnings per share
Basic	$(0.11)	$0.02
Diluted	$(0.11)	$0.02

Weighted average shares outstanding
Basic	23,547,628	23,538,919
Diluted	23,547,628	23,876,548

AutoChina International Ltd.	Page 5
July 24, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2014	2013
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$38,263	$31,370
Restricted cash	1,224	1,244
Accounts receivable, net of provision for doubtful debts of $23,393 and $20,891 respectively	27,630	27,931
Inventories	4,523	5,319
Prepaid expenses and other current assets	5,686	5,261
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $205 and $389, respectively	288,753	261,684
Deferred income tax assets	6,535	5,515
Total current assets	372,614	338,324

Noncurrent assets
Property, equipment and leasehold improvements, net	80,843	82,254
Deferred income tax assets	4,437	4,126
Net investment in direct financing and sales-type leases, net of current maturities	122,289	128,415

Total assets	$580,183	$553,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $126,786 and $124,654 as of March 31, 2014 and December 31, 2013, respectively)	$162,546	$160,737
Long-term payables, current portion (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of March 31, 2014 and December 31, 2013, respectively)	1,452	1,436
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $349 and $93 as of March 31, 2014 and December 31, 2013, respectively)	6,371	10,130
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of 65,836 and $44,044 as of March 31, 2014 and December 31, 2013, respectively)	72,423	57,586
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $10,527 and $10,323 as of March 31, 2014 and December 31, 2013, respectively)	21,763	17,146
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $490 and $86 as of March 31, 2014 and December 31, 2013, respectively)	48,593	38,143
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $324 and $319 as of March 31, 2014 and December 31, 2013, respectively)	3,774	1,680
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,791 and $2,761 as of March 31, 2014 and December 31, 2013, respectively)	3,921	3,599

Total current liabilities	320,843	290,457

Noncurrent liabilities
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $10,730 and $8,955 as of March 31, 2014 and December 31, 2013, respectively)	11,250	9,857

Total liabilities	332,093	300,314

AutoChina International Ltd.	Page 6
July 24, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2014	2013
	(unaudited)

Commitments and Contingencies	—	—

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,549,356 shares at March 31, 2014, respectively; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively	24	24
Additional paid-in capital	328,068	327,631
Statutory reserves	22,947	22,947
Accumulated losses	(132,208)	(129,609)
Accumulated other comprehensive income	29,259	31,812
Total shareholders’ equity	248,090	252,805

Total liabilities and shareholders’ equity	$580,183	$553,119

AutoChina International Ltd.	Page 7
July 24, 2014

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2014	2013
	(unaudited)

Net cash (used in) provided by operating activities	$(18,351)	$22,807

Cash flow from investing activities:
Capital expenditure on construction in progress	—	(601)
Purchase of property, equipment and leasehold improvements	(3,419)	(303)
Decrease (increase) in restricted cash	—	(1,273)

Net cash used in investing activities	(3,419)	(2,177)

Cash flow from financing activities:
Proceeds from borrowings	60,223	23,882
Repayments of borrowings	(57,218)	(43,626)
Proceeds from affiliates for debt	10,852	5
Increase in accounts payable, related parties	136,144	54,717
Repayment to accounts payable, related parties	(120,706)	(50,222)

Net cash provided by (used in) financing activities	28,415	(15,244)

Net cash provided by operating, investing and financing activities	6,645	5,386

Effect of foreign currency translation on cash and cash equivalents	(632)	207

Net increase in cash and cash equivalents	6,893	5,593

Cash and cash equivalents, beginning of the period	31,370	75,777

Cash and cash equivalents, end of the period	$38,263	$81,370

Supplemental disclosure of cash flow information:
Interest paid	$3,732	$2,185
Income taxes paid	$2,035	$2,904

AutoChina International Ltd.	Page 8
July 24, 2014

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended March 31,

	2014	2013
Net income (loss) attributable to shareholders	$(2,599)	$413
Interest expenses	4,529	1,841
Interest income	(33)	(92)
Income tax provision	1,026	612
Stock-based compensation	437	998
Depreciation & Amortization	988	473
Litigation expense	4,350	-
Adjusted EBITDA	$8,698	$4,245

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and one-time litigation expenses. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of therein. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.